SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

GCI LIBERTY, INC.
(Name of Issuer)

Series A Common Stock, par value $0.01 per share
Series B Common Stock, par value $0.01 per share
(Title of Class of Securities)

Series A Common Stock: 36164V 305
Series B Common Stock: 36164V 404
(CUSIP Numbers)

Gregory B. Maffei
c/o GCI Liberty, Inc.
12300 Liberty Boulevard
Englewood, Colorado 80112
(720) 875-5900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 29, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Series A common stock: 36164V 305 Series B common stock: 36164V 404
1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Gregory B. Maffei
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Series A Common Stock: 1,041,647 (1), (2), (3), (4) Series B Common Stock: 1,542,887 (2)
	8.	Shared Voting Power Series A Common Stock: 0 Series B Common Stock: 0
	9.	Sole Dispositive Power Series A Common Stock: 1,041,647 (1), (2), (3), (4) Series B Common Stock: 1,542,887 (2)
	10.	Shared Dispositive Power Series A Common Stock: 0 Series B Common Stock: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person Series A Common Stock: 1,041,647 (1), (2), (3), (4) Series B Common Stock: 1,542,887 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Series A Common Stock: 1.0% (5) Series B Common Stock: 26.9% (5)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 859 shares of the Issuer’s (as defined below) Series A Common Stock, par value $0.01 per share (the “Series A Common Stock”), held in the Liberty Media 401(k) Savings Plan for the benefit of Mr. Gregory B. Maffei (“Mr. Maffei”).

(2)	Includes (i) 108,557 shares of Series A Common Stock and (ii) 1,245,063 shares of the Issuer’s Series B Common Stock, par value $0.01 per share (the “Series B Common Stock”), in each case, that are subject to options, which are exercisable within 60 days after June 29, 2020.

(3)	Includes 574,210 shares of Series A Common Stock held by a grantor retained annuity trust of which Mr. Maffei is the sole trustee, for the benefit of himself, his spouse and his children.

(4)	Does not include shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock beneficially owned by Mr. Maffei; however, if such shares of Series A Common Stock were included, Mr. Maffei would beneficially own, in the aggregate, 2,584,534 shares of Series A Common Stock, and Mr. Maffei’s aggregate beneficial ownership of Series A Common Stock, as a series, would be 2.5% of such shares of Series A Common Stock outstanding, subject to the relevant footnotes set forth herein.

(5)	For purposes of calculating the beneficial ownership of Mr. Maffei, the total number of shares of Series A Common Stock outstanding was 101,324,141 and the total number of shares of Series B Common Stock outstanding was 4,488,674, in each case, as of April 30, 2020, as reported by GCI Liberty, Inc., a Delaware corporation (the “Issuer”), in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020, filed with the Securities and Exchange Commission on May 7, 2020 (the “10-Q”), and as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, after adjustment for the assumed exercise of all options and other rights to acquire shares of Series A Common Stock or Series B Common Stock held by Mr. Maffei and exercisable within 60 days after June 29, 2020. 7,200,919 shares of the Issuer’s Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Preferred Stock”), were outstanding as of March 31, 2020, as reported by the Issuer in its 10-Q. Each share of Series B Common Stock is convertible, at the option of the holder, into one share of Series A Common Stock. Shares of Series A Common Stock and Preferred Stock are not convertible at the option of the holder. The holders of Series A Common Stock, Series B Common Stock and Preferred Stock generally vote as a single class with respect to all matters voted on by the stockholders of the Issuer. Each share of Series A Common Stock is entitled to one vote, each share of Series B Common Stock is entitled to ten votes, and each share of Preferred Stock is entitled to 1/3 of a vote, in each case, on all matters presented to stockholders of the Issuer for their approval. Accordingly, Mr. Maffei may be deemed to beneficially own voting equity securities representing approximately 10.2% of the voting power with respect to the general election of directors of the Issuer based on the outstanding shares noted above and calculated pursuant to Rule 13d-3 of the Exchange Act. See Item 5.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 3)

Statement of

GREGORY B. MAFFEI

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

GCI LIBERTY, INC.

This statement on Schedule 13D relates to the Series A common stock, par value $0.01 per share (the “Series A Common Stock”), and Series B common stock, par value $0.01 per share (the “Series B Common Stock” and, together with the Series A Common Stock, the “Common Stock”), of GCI Liberty, Inc., a Delaware corporation (the “Issuer” or “GCI Liberty”).  The statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Person, Mr. Gregory B. Maffei (“Mr. Maffei” or the “Reporting Person”), on March 16, 2018, as amended by Amendment No. 1 to the Statement on Schedule 13D filed with the SEC on December 21, 2018 and Amendment No. 2 to the Statement on Schedule 13D filed with the SEC on October 25, 2019 (collectively, the “Schedule 13D”), is hereby amended and supplemented to include the information set forth herein.  This amended statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 3 to the Schedule 13D. Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D.  Except as set forth herein, the Schedule 13D is unmodified.

Item 4. Purpose of the Transaction.

The information contained in Item 4 of the Schedule 13D is hereby amended to add the following information at the end of such Item:

The Reporting Person was informed that a special committee of independent and disinterested directors formed by the board of directors of Liberty Broadband Corporation, a Delaware corporation (“Liberty Broadband”), and a special committee of independent and disinterested directors formed by the board of directors of GCI Liberty have informed Liberty Broadband and GCI Liberty that the special committees have reached a preliminary understanding regarding a possible exchange ratio (“Possible Exchange Ratio”) for a potential business combination transaction between Liberty Broadband and GCI Liberty (the “Potential Combination”), in which Liberty Broadband would acquire all of the outstanding shares of Series A Common Stock, Series B Common Stock, and Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Preferred Stock”), of GCI Liberty in a stock-for-stock merger. The Possible Exchange Ratio, which remains subject to the negotiation of mutually acceptable transaction agreements, would consist of (i) 0.5800 of a share of Liberty Broadband Series C common stock for each outstanding share of Series A Common Stock, (ii) 0.5800 of a share of Liberty Broadband Series B common stock for each outstanding share of Series B Common Stock, and (iii) one share of a newly issued series of preferred stock of Liberty Broadband (“Liberty Broadband Preferred Stock”) for each outstanding share of Preferred Stock, with the new Liberty Broadband Preferred Stock bearing substantially identical terms and conditions to the Preferred Stock. GCI Liberty’s outstanding equity awards would be converted into equivalent equity awards at Liberty Broadband with respect to the applicable series of Liberty Broadband stock payable in the Potential Combination with respect to the series of GCI Liberty stock underlying the applicable award, in each case, with vesting to continue based on the original vesting schedule of the underlying award. No such awards are expected to be accelerated in the Potential Combination.

The special committees of each of GCI Liberty and Liberty Broadband also reached a preliminary understanding with John C. Malone, Chairman of the Board of each of GCI Liberty and Liberty Broadband, pursuant to which, at the closing of the Potential Combination, Mr. Malone would agree to receive shares of Liberty Broadband Series C common stock in lieu of an equal number of shares of Liberty Broadband Series B common stock he would be entitled to receive in the Potential Combination such that Mr. Malone would have beneficial ownership of not more than approximately 49% of Liberty Broadband’s aggregate outstanding voting power (“Target Voting Power”) immediately following the closing (which is equal to the aggregate voting power in Liberty Broadband beneficially owned by Mr. Malone at the date of this Amendment). Mr. Malone would also have the right to exchange such shares of Liberty Broadband Series C common stock for Liberty Broadband Series B common stock, on a one-for-one basis, to preserve his Target Voting Power following the occurrence of any voting dilution events.

Prior to any negotiations, including any discussions regarding a Possible Exchange Ratio or regarding any arrangements with Mr. Malone, the special committees of GCI Liberty and Liberty Broadband were formed and agreed with each other and with Mr. Malone that any Potential Combination would be subject to and conditioned upon (i) the negotiation by, and approval of, each special committee and (ii) approval by a non-waivable vote of the holders of a majority of the voting power of the outstanding shares of each company not held by Mr. Malone or any other interested parties.

The Reporting Person expects that there will be continued discussions between and among the special committees and Mr. Malone regarding a Potential Combination and related matters, including the negotiation of mutually acceptable transaction agreements.  There can be no assurance, however, that any discussions that occur hereafter will result in the entry into definitive agreements concerning a Potential Combination or, if such definitive agreements are reached, that such definitive agreements will contain transaction terms consistent with those described above, nor can there be any assurance that a Potential Combination will ultimately be consummated.  Discussions concerning a Potential Combination may be terminated at any time and without prior notice.

The Reporting Person does not intend to disclose developments with respect to the foregoing unless and until the special committees and the boards of directors of each of GCI Liberty and Liberty Broadband have approved a specific transaction, if any, except as may be required by law.

Item 5. Interest in Securities of the Issuer.

The information contained in Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) - (b) Mr. Maffei beneficially owns (without giving effect to the conversion of shares of Series B Common Stock into shares of Series A Common Stock) (i) 1,041,647 shares of Series A Common Stock (including (A) 859 shares held in the Liberty Media 401(k) Savings Plan for the benefit of Mr. Maffei, (B) 574,210 shares held by a grantor retained annuity trust of which Mr. Maffei is the sole trustee, for the benefit of himself, his spouse and his children and (C) 108,557 shares that are issuable upon the exercise of options, which are exercisable within 60 days after June 29, 2020), which shares represent approximately 1.0% of the outstanding shares of Series A Common Stock, and (ii) 1,542,887 shares of Series B Common Stock (including 1,245,063 shares that are issuable upon the exercise of options, which are exercisable within 60 days after June 29, 2020), which shares represent approximately 26.9% of the outstanding shares of Series B Common Stock.

The foregoing percentage interests are based on 101,324,141 shares of Series A Common Stock and 4,488,674 shares of Series B Common Stock, in each case, outstanding as of April 30, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020, filed with the SEC on May 7, 2020 (the “10-Q”), and as calculated in accordance with Rule 13d-3 under the Exchange Act, after adjustment for the assumed exercise of all options and other rights to acquire shares of Common Stock held by Mr. Maffei and exercisable within 60 days after June 29, 2020. Furthermore, there were 7,200,919 shares of Preferred Stock outstanding as of March 31, 2020, as reported in the 10-Q. The holders of Series A Common Stock, Series B Common Stock and Preferred Stock generally vote as a single class with respect to all matters voted on by the stockholders of the Issuer.  Each share of Series A Common Stock is entitled to one vote, each share of Series B Common Stock is entitled to ten votes, and each share of Preferred Stock is entitled to 1/3 of a vote, in each case, on all matters presented to stockholders of the Issuer for their approval. Accordingly, Mr. Maffei may be deemed to beneficially own voting equity securities representing approximately 10.2% of the voting power with respect to the general election of directors of the Issuer based on the outstanding shares noted above and calculated pursuant to Rule 13d-3 of the Exchange Act.

Mr. Maffei has the sole power to vote and to dispose of, or to direct the voting or disposition of, his shares of Common Stock.

(c)       Except as provided in this Amendment, Mr. Maffei has not effected any transactions with respect to the Common Stock during the 60 days preceding the date hereof.

(d)       Not Applicable.

(e)       Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 29, 2020

/s/ Gregory B. Maffei
Gregory B. Maffei

[Signature Page to GBM Amendment No. 3 to GCI Liberty, Inc. 13D]

7